UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from                  to                 .

COMMISSION FILE NUMBER:  0-51446

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

CONSOLIDATED COMMUNICATIONS, INC.  401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

121 South 17th Street

Mattoon, Illinois 61938-3987

REQUIRED INFORMATION

Financial Statements and Exhibits

A)	The following Report of Independent Registered Public Accounting Firms, statements, schedules, and exhibits are being filed pursuant to the Required Information for the Form 11-K:

	1.)	Report of Independent Registered Public Accounting Firm.

	2.)	Statements of Net Assets Available for Benefits — December 31, 2009 and 2008.

	3.)	Statements of Changes in Net Assets Available for Benefits — December 31, 2009 and 2008.

	4.)	Notes to Financial Statements.

	5.)	Schedule of Assets held at year-end — December 31, 2009.

	6.)	Schedule of Assets Acquired and Disposed Within Year — For the Year Ended December 31, 2009.

B.)	The following exhibit is included in this Annual Report:

		Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators of the

Consolidated Communications, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Consolidated Communications, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held for investment and assets acquired and disposed within year as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2009 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WEST & COMPANY, LLC

Sullivan, Illinois
June 21, 2010

Consolidated Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments at fair value:
Interest bearing cash	$29,355	$21,832
MassMutual Guaranteed Interest Accounts	14,222,103	12,461,660
MassMutual Separate Investment Accounts	46,166,879	27,557,741
Participant loans	1,315,386	1,254,836
Employer common stock	255,665	190,336
Net assets reflecting investments at fair value	61,989,388	41,486,405

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,026,609)	576,822
Net assets available for benefits	$60,962,779	$42,063,227

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Additions
Dividends and interest	$429,496	$433,230
Loan interest	89,122	101,194
Net appreciation (depreciation) in fair value of investments	11,724,926	(15,881,756)
Plan Assets from Merger with North Pittsburgh Systems, Inc.	6,609,173	—
Contributions:
Participants	2,846,614	2,666,019
Company	2,018,484	1,830,077
Rollovers	21,935	218,763
Total additions	23,739,750	(10,632,473)

Deductions
Distributions	4,828,023	2,062,352
Administrative expenses	12,175	6,435
Total deductions	4,840,198	2,068,787

Net increase (decrease) in available benefits	18,899,552	(12,701,260)
Net assets available for benefits at beginning of year	42,063,227	54,764,487
Net assets available at end of year	$60,962,779	$42,063,227

See accompanying notes to financial statements

Consolidated Communications, Inc. 401(k) Plan

Notes to Financial Statements

(1)                                 Description of the Plan

The following description of Consolidated Communications, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) feature covering all salaried, non-union hourly-paid and certain union employees of Consolidated Communications Holdings, Inc. (the “Company”) who have reached the age of twenty-one years.  Entry dates are the first day of the plan year quarter that is or next follows the date eligibility requirements are satisfied.

The Plan was established January 1, 2003.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

State Street Bank and Trust Company is the Trustee of the Plan.  The Plan is administered by the Company.

Contributions

Each year participants may contribute any whole percentage from 1% to 50% of pretax annual compensation as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participant contributions are subject to certain limitations set by the Internal Revenue Service (“IRS”).  Participants may also contribute amounts representing distributions from another qualified retirement plan or individual retirement account (rollover contributions).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 21 investment options.

The Company may make a matching contribution at the option of the Company’s Board of Directors equal to a uniform percentage of salary deferrals.  This percentage is determined year to year.  For the years ended December 31, 2009 and 2008, the Company matched 100% of the first 6% of a participant’s compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their and the Company’s contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less.  Loan terms generally range from one to five years, but may extend up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 10.50% which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period of time not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant and his/her beneficiary), or in partial withdrawals.  Participants who terminate service due to death or disability become 100% vested in their account balance.  For termination of service for other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.  An eligible rollover distribution is also permitted.  The Plan allows distributions to be made in employer stock as well as in cash.

If the value of a participant’s vested interest is less than $1,000, a lump sum distribution will be made without regard to the consent of the participant within a reasonable time after termination of service.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $60,086 and $52,336, respectively.  These funds may be used to reduce future employer contributions and to pay Plan administrative expenses.  In 2009, no forfeitures were used to reduce employer contributions or to pay administrative expenses.  In 2008, $75 in forfeitures were used to reduce employer contributions and no forfeitures were used to pay administrative expenses.

Administrative Expenses and Participant Transaction Fees

All administrative expenses charged to the Plan are paid directly by the Plan Administrator.  Investment advisory fees for portfolio management of the investment funds are paid directly from fund earnings.  Expenses relating to specific participant transactions (i.e., loan fees, distribution fees, etc.) are deducted directly from the participant’s account.

(2)                                 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net gains and losses from investment transactions are computed by the Plan custodian.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year’s presentation.  These reclassifications had no effect on the change of net assets available for benefits.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements are issued.

(3)                                 Investments

The following presents investments held by the Plan that represent 5% or more of the Plan’s net assets at December 31:

	2009		2008
	Units	Value	Units	Value
MassMutual Guaranteed Investment Accounts	1,019,006	$13,195,494	1,037,348	$13,038,482

MassMutual Separate Investment Accounts:
MassMutual Select Indexed Equity	20,448	6,430,010	21,827	5,440,532
MassMutual Growth America	64,192	6,329,050	42,455	3,111,337
MassMutual Premier International Equity	14,486	6,204,668	9,793	2,996,635
MassMutual Select Focused Value	17,687	4,303,975		*
MassMutual Select Mid Cap Growth II	16,192	3,717,404	14,924	2,362,921
MassMutual Retirement 2020	36,160	3,283,461		*
Mass Mutual Large Cap Value	40,233	3.051,048		*
MassMutual Premium Core Bond	1,687	2,932,021	1,501	2,315,749

* Represents less than 5% the Plan’s net assets available for benefits as of this date.

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value by $11,724,926 and $(15,881,756), respectively, as follows:

	2009	2008

MassMutual Separate Investment Accounts	$11,627,794	$(15,821,501)
Consolidated Communications Holdings, Inc. common stock	97,132	(60,255)
Totals	$11,724,926	$(15,881,756)

(4)  Fair Value Measurements

ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC 820 are described as follows:

•                  Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

•                  Level 2 - Inputs to the valuation methodology include

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset of liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•                  Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed interest accounts:  Valued at liquidation value based on actuarial formula as defined under the terms of the contract.  No observable price.  Valued by MassMutual.

Separate investment accounts:  Unit value calculated based on observable net asset value of the underlying investment. Valued by Unival, an outside agency.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Totals	Level 1	Level 2	Level 3

Separate investment accounts	$46,166,879	$—	$46,166,879	$—
Guaranteed interest accounts	14,222,103	—	—	14,222,103
Participant loans	1,315,386	—	—	1,315,386
Common stock	255,665	—	255,665	—
Totals	$61,960,033	$—	$46,422,544	$15,537,489

	Assets at Fair Value as of December 31, 2008
	Totals	Level 1	Level 2	Level 3

Separate investment accounts	$27,557,741	$—	$27,557,741	$—
Guaranteed interest accounts	12,461,660	—	—	12,461,660
Participant loans	1,254,836	—	—	1,254,836
Common stock	190,336	—	190,336	—
Totals	$41,464,573	$—	$27,748,077	$13,716,496

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008:

	Guaranteed Interest Accounts	Participant Loans

Balance — December 31, 2008	$12,461,660	$1,254,836

Change in unrealized appreciation	1,603,432	—
Purchases, sales, issuances and settlements, net	—	60,550
Net cash flow activity at contract value	157,011	—
Balance — December 31, 2009	$14,222,103	$1,315,386

	Guaranteed Interest Accounts	Participant Loans

Balance — December 31, 2007	$9,624,625	$1,257,513

Change in unrealized depreciation	(219,674)	—
Purchases, sales, issuances and settlements, net	—	(2,677)
Net cash flow activity at contract value	3,056,709	—
Balance — December 31, 2008	$12,461,660	$1,254,836

(5)           Investment Contract with MassMutual

The Plan holds a benefit-responsive investment contract with MassMutual.  MassMutual maintains the contributions in a general account.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with issuer, but it may not be less than 3.00% and 3.40% at December 31, 2009 and 2008, respectively.  Such interest rates are adjusted semiannually.

Certain events may limit the ability of the Plan to transact at contract value.  Such events include but may not be limited to the following:  (i) temporary absence; (ii) change in position or other occurrence qualifying as a temporary break in service under the Plan; (iii) transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (iv) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (v) removal from the Plan of one or more groups or classifications or participants; (vi) partial or complete Plan termination; or (vii) Plan disqualification.  The Plan Administrators do not believe that the occurrence of any such terminating events, which may limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield earned by the Plan on the guaranteed interest contract based on actual earnings and based on the interest rate credited to participants was 3.03% and 3.92% for 2009 and 2008, respectively.

(6)           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

(7)           Tax Status

The IRS has determined and informed Massachusetts Mutual Life Insurance Company, the Prototype Sponsor, by a letter dated May 11 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Prototype Sponsor has informed the Plan’s Administrator that the Plan was amended since receiving the determination letter to comply with the Pension Protection Act of 2006, HEART Act and other IRS guidance.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)                                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(9)                                 Plan Merger

On December 31, 2007, the Company completed an acquisition of North Pittsburgh Systems, Inc.  In connection with this acquisition, plan assets from the North Pittsburgh Telephone Company Employee Savings and Retirement Plan, Penn Telecom Inc. Employee Savings and Retirement Plan and Pinnatech Inc. Employee Savings and Retirement Plan were merged into the Consolidated Communications, Inc. 401(k) Plan effective January 1, 2009.  On January 14, 2009, $6,395,903 in plan assets were transferred to this Plan, along with $213,270 in outstanding participant loans.

(10)                          Plan Amendment

Effective January 1, 2009, the Plan was restated by adopting a Mass Mutual Life Insurance Company prototype plan.  This restatement incorporated all prior plan amendments.  Plan provisions did not substantially change with the adoption of this plan document.  Also effective January 1, 2009 and as disclosed elsewhere, several plans were merged into the Plan.  The former participants of the merged plans became participants of this Plan on that date.

(11)                          Related Party Transactions

Transactions in shares of Consolidated Communications Holdings, Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists.  At December 31, 2009 and 2008, the Plan held 14,609 and 23,557 shares of common stock with fair values of $255,665 and $190,336, respectively.

Supplemental Schedules

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral par or maturity value	(e) Current value

*	Common stock — Consolidated Communications Holdings, Inc.	Common stock (14,609 shares held)	$255,665

	Guaranteed interest account:
*	MassMutual Retirement Services	General investment account	13,195,494

	Pooled separate accounts:
	MassMutual Retirement Services
		Northern Trust Select Indexed Equity	6,430,010
		American Growth America	6,329,050
		OFI Institutional Premium International Equity	6,204,668
		Harris Select Focused Value	4,303,975
		T. Rowe Price Select Mid Cap Growth II	3,717,404
		T. Rowe Price Retirement 2020	3,283,461
		Eaton Vance Large Cap Value	3,051,048
		Babson Core Bond	2,932,021
		W&R/Wellington Select Small Cap Growth Equity	2,097,059
		T. Rowe Price Retirement 2030	2,074,817
		Davis Select Large Cap Value	1,506,386
		T. Rowe Price Retirement 2010	1,312,038
		Baring Premier Focused International	846,481
		T. Rowe Price Retirement 2040	780,659
		Perkins Mid Cap Value	427,251
		SSGA Select Small Cap Value Equity	343,177
		T. Rowe Price Retirement 2050	231,032
		OFI International Bond	192,696
		T. Rowe Price Retirement Income	103,646
*	Participant loans	Interest rates range from 4.25% to 10.50%	1,315,386
			$60,933,424

*   Parties-in-interest

Column (d) has not been presented as all investments are participant directed

See accompanying report of independent registered public account firm

Consolidated Communications, Inc. 401(k) Plan

EIN:  02-0636475  Plan Number:  002

Schedule H, Line 4i — Schedule of Assets Acquired and Disposed Within Year

For the Year Ended December 31, 2009

Identity of Issuer, Borrower, Lessor or Similar Party	Cost of Acquisition	Proceeds of Disposition

Participant loans, 4.25% - 10.50%	$—	$—

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereto duly authorized.

Dated:  June 22, 2010

CONSOLIDATED COMMUNICATIONS, INC. 401(k) PLAN, BY CONSOLIDATED COMMUNICATIONS HOLDINGS, INC., AS PLAN ADMINISTRATOR

By:	/s/ Steven L. Childers
Steven L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.